***Elena Kladova CPA***
*Certified Public Accountants*
1007 Chestnut St, Newton, MA 02464
(617) 977-3010 FAX (617) 845-0405

**July 11, 2022**
**To whom it may concern**

**To: Daniel Barenboym,**
**President of**
**Collective Learning Inc.**
**8 Russel Rd,**
**Wayland, MA 01778**

**COVER LETTER**

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

*Our company have reviewed the accompanying financial statements of Collective Learning Inc, Massachusetts corporation, which comprise the balance sheet as of December 31, 2021, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.*

*Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.*

*Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.*

*Based on Our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.*

*The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.*

Sincerely,

ELENA KLADOVA CPA INC

MA license number # 63177

1007 CHESTNUT ST • NEWTON MA • 02464
PHONE: 617- 977-3006 • FAX: 617-845-0405

***BALANCE SHEET***
***of Collective Learning Inc***
***as of December 31, 2021***

| | |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Merchant Account** | 73.81 |
| **Bank Account** | 81,694.52 |
| **Total Checking/Savings** | 81,768.33 |
| **Total Current Assets** | 81,768.33 |
| **Fixed Assets** | |
| **Equipment** | 19,034.94 |
| **Accumulated Depreciation** | -17,235.00 |
| **Total Fixed Assets** | 1,799.94 |
| **TOTAL ASSETS** | **83,568.27** |
| | |
| **LIABILITIES & EQUITY** | |
| | |
| **Shareholder's Equity** | |
| Common Stock, authorized 10,000,000 shares, 3,282,048 shares issued, $0.0001 par value | 328.20 |
| Additional Paid-in-Capital | 831,231.27 |
| Retained earnings | -747,991.20 |
| **Total Shareholder's Equity** | 83,568.27 |
| **TOTAL LIABILITIES & EQUITY** | **83,568.27** |

*See independent accountant's review report and accompanying notes to financial statements*

***INCOME STATEMENT***
***of Collective Learning Inc***
***for the period***
***January 1, 2021 – December 31, 2021***

| | |
|---|---|
| **Income** | 1,203.86 |
| | |
| **Expense** | |
| **Contractor Expenses** | 58,585.64 |
| **Software** | 6,153.05 |
| **Bank Service Charges** | 3,804.30 |
| **Hosting Expenses** | 2,816.45 |
| **Travel Expense** | 2,401.50 |
| **Outside Services** | 1,683.62 |
| **Continue education** | 1,515.51 |
| **Meals and Entertainment** | 1,489.51 |
| **Dues and Subscriptions** | 1,312.33 |
| **Accounting** | 1,240.00 |
| **Advertising and Promotion** | 1,154.90 |
| **Excise Taxes** | 956.00 |
| **Telephone Expense** | 877.53 |
| **Automobile Expense** | 664.12 |
| **Tools** | 588.16 |
| **Office Supplies** | 361.84 |
| **Depreciation Expense** | 318.00 |
| **Other G&A** | 806.73 |
| **Total Expense** | 86,729.19 |
| **Net Ordinary Income** | -85,525.33 |
| **Other Income/Expense** | |
| **Other Income** | |
| **R&D tax credit** | 860.00 |
| **Total Other Income** | 860.00 |
| **Net Other Income** | 860.00 |
| | |
| **Net Income** | **-84,665.33** |

*See independent accountant's review report and accompanying notes to financial statements*

***STATEMENT OF EQUITY***
***of Collective Learning Inc***
***as of December 31, 2021***

| | Common Stock | | Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Total |
| BEGINNING BALANCE, DEC.31, 2020 | 2,670,600.00 | 267.06 | | | 663,105.70 | -663,325.87 | 46.89 |
| Contributions | 611,448.00 | 61.14 | | | 168,125.57 | | 168,186.71 |
| Net Income | | | | | | -84,665.33 | -84,665.33 |
| ENDING BALANCE, DEC.31, 2021 | 2,670,600.00 | 267.06 | | | 831,231.27 | -747,991.20 | 83,568.27 |

*See independent accountant's review report and accompanying notes to financial statements*

***STATEMENT OF CASH FLOWS***
***of Collective Learning Inc***
***as of December 31, 2021***

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -84,665.33 |
| **Net cash provided by Operating Activities** | -84,665.33 |
| **INVESTING ACTIVITIES** | |
| **Equipment** | -2,117.94 |
| **Accumulated Depreciation** | 318.00 |
| **Net cash provided by Investing Activities** | -1,799.94 |
| **FINANCING ACTIVITIES** | |
| **Shareholder Contributions** | 168,186.71 |
| **Net cash provided by Financing Activities** | 168,186.71 |
| **Net cash increase for period** | 81,721.44 |
| **Cash at beginning of period** | 46.89 |
| **Cash at end of period** | **81,768.33** |

*See independent accountant's review report and accompanying notes to financial statements*

*NOTES TO THE FINANCIAL STATEMENTS*
*of Collective Learning Inc*
*for the period*
*January 1, 2021 – December 31, 2021*

ORGANIZATION AND NATURE OF SERVICES

Collective Learning Inc (the "Company") is a Delaware Company formed on March 19, 2015. On October 2nd, 2015 the Company registered its office with the State of Massachusetts. Current office of the Company is located at 8 Russel Rd, Wayland, MA 01778.

The purpose of the Company is to engage in the website development. The main running project is the online platform www.beakid.com which helps connecting parents and kids to the local childcare providers and child activity centers.

There is a solo founder who owns the entirety of the founding stock of the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Company:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized when work is done and invoice is issued, and expenses are recognized when incurred. The primary authoritative source for United States Generally Accepted Accounting Principles is the Financial Accounting Standards Board Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, management considers all unrestricted highly liquid investments with an initial maturity of one year or less to be cash equivalents. For presentation purposes, cash overdrafts are presented as a current liability on the accompanying balance sheet.

Related Party Transactions

The company operation is getting financed by its only one shareholder. In 2021 the owner invested $168,187 into the Company.

Income Taxes

The Company has been organized as a corporation and filed for an election to be treated as a Small Business Corporation. Therefore, it reports income as an S-corporation, in conformity with the Internal Revenue Code and Massachusetts tax code. As a pass-through entity, Company's net

income/loss is allocated among the partners based on their percentage of ownership in the company and reported on their individual tax returns. No Federal or State Income tax is reported or paid by the Company.

SUBSEQUENT EVENT

The Management has evaluated subsequent events through July 11th, 2022, which is the date the financial statements were available to be issued. There are no significant changes in operation or ownership of the Company.